Exhibit 99.4

A Phase 1, Dose - Ranging Study to Assess Safety and Psychoactive Effects of a Vaporized 5 - Methoxy - N, N - Dimethyltryptamine Formulation (GH001) in Healthy Volunteers 1 Clinicaltrials.gov ID NCT04698603 Johannes Reckweg 1 , Natasha Mason 1 , Cees van Leeuwen 1 , Stefan Toennes 2 , Theis Terwey 3 , Johannes G Ramaekers 1 1. Faculty of Psychology and Neuroscience, Maastricht University, Maastricht, Netherlands 2. Institute of Legal Medicine, University of Frankfurt, Frankfurt, Germany 3. GH Research, Dublin, Ireland GH001 - TRD - 102 ECNP 2022 – Poster P.0665

Grants The study was funded by GH Research Advisory Board/Consultant Johannes Reckweg and Jan Ramaekers work as consultants for GH Research 2 Disclosures GH001 - TRD - 102 ECNP 2022 – Poster P.0665

• 5 - MeO - DMT (5 - Methoxy - N,N - Dimethyltryptamine) • Naturally - occurring psychoactive substance from tryptamine class • Highly potent agonist on 5 - HT1A and 5 - HT2A receptors • Psychoactive effects with ultra - rapid onset (within seconds) and short duration (5 to 30 min) • GH001 ( 5 - MeO - DMT administration via a proprietary inhalation approach) • Intraday individualized dosing regimen (IDR) for maximization of ultra - rapid remissions 5 - MeO - DMT and GH001 3 5 - MeO - DMT GH001 - TRD - 102 ECNP 2022 – Poster P.0665

5 - MeO - DMT and Peak Experiences • High propensity to induce peak experiences (PE) • Feelings of ego dissolution • Experience of unity or oneness • Profound and meaningful • May be a surrogate marker for therapeutic effects • Assessed through proprietary Peak Experience Scale • Three visual analogue scales (0 – 100): • Intensity • Loss of control • Profoundness • PE defined as total average of ≥ 75 4 GH001 - TRD - 102 ECNP 2022 – Poster P.0665

Phase 1 Trial in Healthy Volunteers (GH001-HV-101, n=22)

- GH001 single doses of 2 mg, 6 mg, 12 mg, 18 mg and GH001 IDR (6, 12, 18 mg intra-subject dose escalation)
- **No SAEs, all ADRs mild (except two moderate), all ADRs resolved spontaneously, inhalation well-tolerated**
- GH001 single dose with psychoactive effect dose response but high inter-subject variability
- **GH001 IDR controls inter-subject variability achieving a PE in all healthy volunteers**



100
75
50
25
0
PE Scale
PE Threshold
2
6
12
18
IDR
Dose (mg)

Clinicaltrials.gov ID NCT04640831; Reckweg et al, 2021
IDR, Individualized Dosing Regimen; SAE, Serious Adverse Event; ADR, Adverse Drug Reaction (an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing).

GH001-TRD-102
ECNP 2022 – Poster P.0665

5

6 • GH001 has promising safety profile • GH001 allows rapid and individualized dosing optimization • IDR could be used in clinical applications Contacts GH Research: info@ghres.com / clinicaltrials@ghres.com Maastricht University: johannes.reckweg@maastrichtuniversity.nl / j.ramaekers@maastrichtuniversity.nl Twitter: @PIMaastricht Conclusions IDR, Individualized Dosing Regimen GH001 - TRD - 102 ECNP 2022 – Poster P.0665